UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on ANP auction result

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Rio de Janeiro, December 16, 2022 - Petróleo Brasileiro S.A. – Petrobras informs that it has acquired the Sudoeste de Sagitário, Água Marinha and Norte de Brava blocks in the 1st Cycle of Permanent Production Sharing Offer of the National Petroleum, Natural Gas and Biofuels Agency (ANP).

Petrobras has acquired the Sudoeste de Sagitário block in partnership with Shell Brasil. The consortium will have Petrobras as the operator, with 60% interest, and Shell Brasil with 40%.

Petrobras exercised its pre-emptive right in the acquisition of the Água Marinha block, joining the winning consortium's proposal. The consortium will have Petrobras as the operator, with 30% stakes, in partnership with TotalEnergies EP (30%), Petronas (20%), and QatarEnergy (20%).

In addition, Petrobras has fully acquired the Norte de Brava block.

The offer of the percentage of the oil surplus to be made available to the Brazilian government was the only criterion adopted by the ANP to define the winning proposal, with the fixed value of the signature bonus already included in the tender protocol.

The total amount of the signing bonus to be paid by Petrobras is R$ 729 million. The table below summarizes the result of Petrobras' participation in the 1st Cycle of the Permanent Production Sharing Offer:

Sedimentary Basin	Block	Consortium composition	Surplus oil for the Brazilian government	Bonus Petrobras Tranche (R$)
Santos	Sudoeste de Sagitário	Petrobras* 60% Shell Brasil 40%	25.00%	198,153,600.00
Campos	Água Marinha	Petrobras* 30% TotalEnergies EP 30% Petronas 20% QatarEnergy 20%	42.40%	19,632,900.00
Campos	Norte de Brava	Petrobras* 100%	61.71%	511,692,000.00
Total	-	-	-	729,478,500.00

*Operator

The participation in the 1st Cycle of the Permanent Production Sharing Offer is aligned to the Company's long-term strategy and strengthens Petrobras' profile as the main operator of oil fields located in deep and ultradeep waters, potentializing the recomposition of reserves for the Company's future.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer